PRICING SUPPLEMENT NO. AIG-FP-51	FILED PURSUANT TO RULE 424(b)(2)
DATED DECEMBER 14, 2007	REGISTRATION NOS. 333-106040; 333-143992
TO PROSPECTUS DATED JULY 13, 2007
AND PROSPECTUS SUPPLEMENT DATED JULY 13, 2007
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
CALLABLE CMS CURVE NOTES DUE DECEMBER 31, 2027

Principal Amount: U.S.$5,000,000	Issue Date: December 31, 2007

Agents’ Discount or Commission: $112,500	Stated Maturity Date: December 31, 2027

Net Proceeds to Issuer: U.S.$4,887,500	Interest Rate: For each Interest Accrual Period from and including the Issue Date to but excluding December 31, 2008, the interest rate per annum shall be 8.50%.

For each Interest Accrual Period from and including December 31, 2008 to but excluding December 31, 2027, the interest rate per annum shall be determined as follows:

8.50% times N/M;

in each case, where “N” is the total number of calendar days in the applicable Interest Accrual Period that the Reference Rate is greater than or equal to 0.10%; and “M” is the total number of calendar days in the applicable Interest Accrual Period.

For the purpose of calculating the value of “N”, for each calendar day in an Interest Accrual Period that is not a U.S. Government Securities Business Day, the Reference Rate will revert to the setting on the previous U.S. Government Securities Business Day, subject to the provisions set out under “Reference Rate Cut-Off” below.

Interest Payment Dates: Quarterly, on each March 31, June 30, September 30, and December 31 commencing March 31, 2008 and ending on the Maturity Date (whether the Stated Maturity Date or an earlier Redemption Date). If any such date is not a Business Day, the related Interest Payment Date will be the next following day that is a Business Day, and no additional interest will be payable on such Interest Payment Date as a result of any such delay in payment.
Interest Accrual Periods: The quarterly period from and including the Issue Date (in the case of the first Interest Accrual Period) or the previous Period End Date, as applicable, to but excluding the next Period End Date. Interest shall cease to accrue upon payment of principal on the notes on the Maturity Date (whether the Stated Maturity Date or an earlier Redemption Date).

Period End Dates: Quarterly, on each March 31, June 30, September 30, and December 31 commencing March 31, 2008 and ending on the Maturity Date, not subject to adjustment whether or not such dates are Business Days or U.S. Government Securities Business Days.
Reference Rate: An amount equal to 30CMS minus 2CMS, where (i) “30CMS” is the USD 30-year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX3 or any successor page thereto at 11:00 a.m. New York time, and (ii) “2CMS” is the USD 2-year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX3 or any successor page thereto at 11:00 a.m. New York time. If either of 2CMS or 30CMS does not appear on Reuters Screen ISDAFIX3 on any date, such rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” (as defined below) as the rate (or rates) that does not appear on Reuters Screen ISDAFIX3.

Reference Rate Cut-Off: For each calendar day in an Interest Accrual period starting on, and including, the seventh Business Day prior to the Period End Date for such Interest Accrual Period and ending on and excluding such Period End Date, the Reference Rate will be equal to the Reference Rate determined on such seventh Business Day (or, if such Business Day is not a U.S. Government Securities Business Day, on the U.S. Government Securities Business Day immediately prior to such seventh Business Day.

Form: ☑ Book Entry ☐ Certificated	CUSIP No.: 02687QDH8

Specified Currency (If other than U.S. dollars): N/A	Authorized Denominations: U.S.$1,000 and multiples of U.S.$1,000 in excess thereof.
The notes are being placed through or purchased by the Agents listed below:

Agent	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S.$5,000,000	Capacity:	☐ Agent	☑ Principal

If as Agent:	The notes are being offered at a fixed initial public offering price of ___% of principal amount.
If as Principal:	☐ The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑ The notes are being offered at a fixed initial public offering price of 100% of principal amount.
Assuming no change in market conditions or any other relevant factors, the price, if any, at which Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or another purchaser might be willing to purchase your notes in a secondary market transaction is expected to be lower, and could be substantially lower, than the original public offering price of the notes. This is due to, among other things, the fact that the original public offering price of the notes included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to, and the development and hedging costs associated with, the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.
Redemption at Option of Issuer:
The notes will be redeemable, in whole only, at the option of the Issuer, upon written notice of a minimum of five (5) Business Days, at 100% of the Principal Amount, on the Interest Payment Date scheduled to fall on December 31, 2008 and on each Interest Payment Date thereafter (such date, the “Redemption Date”).
Events of Default and Acceleration:
In case an Event of Default with respect to any of the notes has occurred and is continuing, the amount payable to a holder of a note upon any acceleration permitted by the notes will be equal to the amount payable on that note calculated as though the date of acceleration were the Maturity Date of the notes.
In case of default in payment of the notes, whether at the Stated Maturity Date, upon redemption, or upon acceleration, from and after that date the notes will bear interest, payable upon demand of their holders, at the rate equal to the interest rate applicable to the Interest Accrual Period or portion thereof as of the date on which the default occurs, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the notes to the date payment of that amount has been made or duly provided for.

Other Provisions:

“Business Day”	Means any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York.

“U.S. Government Securities Business Day”	Means any day except for Saturday, Sunday, or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

“USD-CMS-Reference Banks”	An interest rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the principal New York City office of each of five leading swap dealers in the New York interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time on the applicable date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to, in the case of 2CMS, 2 years, and in the case of 30CMS, 30 years, commencing on the applicable date and in a representative amount for USD 2-year and USD 30-year CMS swap transactions, as applicable, with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The Calculation Agent will request each of the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for the applicable date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If two quotations are provided, the rate for the applicable date will be the arithmetic mean of the two quotations. If one quotation is provided, the rate for the applicable date will be that single quotation provided. If no quotations are provided, the rate for the applicable date will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

“Maturity Date”	The earlier of the Stated Maturity Date or the Redemption Date.

Day Count Convention:	30/360

Calculation Agent:	AIG Financial Products Corp. (“AIG-FP”)

Examples of Calculation of Interest Rate:
The applicable Interest Rate for each quarterly Interest Accrual Period will be determined on a per-annum basis but will apply only to that Interest Accrual Period.
Example 1: Assuming the Reference Rate is greater than or equal to 0.10% on every calendar day during an Interest Accrual Period commencing on or after December 31, 2008 in which there are 92 days, then on the applicable Interest Payment Date, the Interest Rate per annum for that Interest Accrual Period would be 8.50% calculated as follows: 8.50% times 92/92 = 8.50%. The interest payable on U.S.$1,000 principal amount of notes for this quarterly Interest Accrual Period would be U.S.$21.25 calculated as follows: U.S.$1,000 times 8.50%, divided by 4 = U.S.$21.25.
Example 2: Assuming the Reference Rate is less than 0.10% on every calendar day during an Interest Accrual Period commencing on or after December 31, 2008 in which there are 92 days, then on the applicable Interest Payment Date, the Interest Rate per annum for that Interest Accrual Period would be 0.00% calculated as follows: 8.50% times 0/92 = 0.00%. No interest would be payable for this quarterly Interest Accrual Period.
Example 3: Assuming the Reference Rate is greater than or equal to 0.10% on 50 calendar days during an Interest Accrual Period commencing on or after December 31, 2008 in which there are 92 days, then on the applicable Interest Payment Date, the Interest Rate per annum for that Interest Accrual Period would be 4.61957% calculated as follows: 8.50% times 50/92 = 4.61957%. The interest payable on U.S.$1,000 principal amount of notes for this quarterly Interest Accrual Period would be U.S.$11.55 calculated as follows: U.S.$1,000 times 4.61957%, divided by 4 = U.S.$11.55.
RISK FACTORS
Investing in the notes involves a number of significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the USD 30-year Constant Maturity Swap (“CMS”) Rate and the USD 2-year CMS Rate, and other events that are difficult to predict and beyond AIG’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.
The market price you may receive or be quoted for your notes on a date prior to the maturity date will be affected by important factors, including the costs of developing, hedging and distributing the notes.
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your notes in a secondary market transaction is expected to be lower, and could be substantially lower, than the original public offering price of the notes. This is due to, among other things, the fact that the original public offering price of the notes included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to, and the development and hedging costs associated with, the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.
MLPF&S is not obligated to make a market in the notes.
A trading market for the notes is not expected to develop, which may adversely affect the price you receive if you sell your notes before the maturity date.
The notes will not be listed on any futures or securities exchange, and we do not expect a trading market for the notes to develop. Although MLPF&S has indicated that it currently expects to bid for notes offered for sale to it by holders of the notes, it is not required to do so and may cease making those bids at any time. If a market-maker (which may be MLPF&S) makes a market in the notes, the price it quotes would reflect any changes in market conditions and other relevant factors. This quoted price could be higher or lower than the original public offering price of the notes. The notes are not designed to be short-term trading instruments and if you sell your notes in the secondary market prior to maturity you will not be entitled to principal protection or any minimum return of the principal amount of your notes sold. Accordingly, you should be able and willing to hold the notes to maturity.
Limitations on returns on the notes.
The interest payable on the notes is uncertain, and movements in the 30-year CMS Rate and the 2-year CMS Rate will affect whether or not and the extent to which you will receive interest on the notes in any Interest Accrual Period.

The maximum Interest Rate on the notes is, at all times, 8.50% per annum. However, for every day during an Interest Accrual Period commencing on or after December 31, 2008, on which the 30-year CMS Rate minus the 2-year CMS Rate is less than 0.10%, the Interest Rate for an Interest Accrual Period will be reduced, and accordingly, your return for each Interest Accrual Period over the life of the notes could be significantly less than maximum Interest Rate for such Interest Accrual Period. If on every day in the Interest Accrual Period the 30-year CMS Rate minus the 2-year CMS Rate is less than 0.10%, the Interest Rate for the Interest Accrual Period will be zero.
Historical performance of the spread between the USD 30-year CMS Rate and the USD 2-year CMS Rate should not be taken as an indication of the future performance of the USD 30-year CMS Rate and the USD 2-year CMS Rate during the term of the notes.
It is impossible to predict whether the Reference Rate will increase or decrease. The Reference Rate will be influenced by complex and interrelated political, economic, financial and other factors; therefore, the historical spread between the USD 30-year CMS Rate and the USD 2-year CMS Rate should not be taken as an indication of the future performance of the spread between these two rates during the term of the notes.
Factors that may affect the level of the USD 30-year CMS Rate and the USD 2-year CMS Rate and the Reference Rate include monetary policy, interest rate volatility, interest rate levels and the inflation rate.
Please note that historical trends are not indicative of future behavior of the USD 30-year CMS Rate, the USD 2-year CMS Rate and the spread between these two rates.
Any decline in our credit ratings may affect the market value of your notes.
Our credit ratings are an assessment of our ability to pay our obligations, including our obligations under the notes. Consequently, actual or anticipated declines in our credit ratings may affect the market price of your notes.
The market value of the notes may be influenced by unpredictable factors.
The market value of your notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control, will influence the market value of the notes. We expect that generally the USD 30-year CMS Rate and the USD 2-year CMS Rate on any day and expectations relating to the future level of the USD 30-year CMS Rate and the USD 2-year CMS Rate will affect the market value of the notes more than any other single factor. Other factors that may influence the market value of the notes include:
•	supply and demand for the notes, including inventory positions held by any market maker;

•	economic, financial, military, political and regulatory or judicial events that affect financial markets generally;

•	rates in the market generally;

•	the time remaining to maturity;

•	our right to redeem the notes; and

•	our creditworthiness.
Market factors may influence whether we exercise our right to redeem the notes prior to their scheduled maturity.
It is more likely that we will redeem the notes prior to their Stated Maturity Date to the extent that the Reference Rate increases and results in an amount of interest in respect of the notes greater than that for instruments of a comparable maturity and credit rating trading in the market. If we redeem the notes prior to their Stated Maturity Date, you may be unable to invest in securities with similar risk and yield as the notes and replacement investments may be more expensive than your investment in the notes. Your ability to realize market value appreciation and any interest is limited by our right to redeem the notes prior to their scheduled maturity.

We may have conflicts of interests arising from our relationships with the Calculation Agent.
You should be aware that AIG-FP, our subsidiary, in its capacity as Calculation Agent for the notes, is under no obligation to take your interests into consideration in determining the number of days on which interest will accrue, and is only required to act in good faith and in a commercially reasonable manner. AIG-FP as Calculation Agent will, among other things, also determine the applicable Interest Rate payment to be made on the notes. Because these determinations by the Calculation Agent will affect the interest payments and the payment at maturity on the notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.
ERISA CONSIDERATIONS
The notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 13, 2007.
USE OF PROCEEDS
We intend to lend the net proceeds from the sale of the notes to our subsidiary AIG-FP or certain of its subsidiaries for use for general corporate purposes.

HISTORICAL INFORMATION ON CONSTANT MATURITY SWAP RATES
The following graphs set forth the historical spread between the USD 30-Year CMS Rate and the USD 2-year CMS Rate and the levels of each of the USD 30-Year CMS Rate and the USD 2-Year CMS Rate for the years indicated. You should not take the past performance of the spreads between the USD 30-Year CMS Rate and the USD 2-Year CMS Rate as an indication of future spreads.
     Source: Bloomberg L.P. (without independent verification)

     Source: Bloomberg L.P. (without independent verification)

     Source: Bloomberg L.P. (without independent verification)

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
For the reasons described below, we believe that the notes should be characterized as “variable rate” notes for U.S. federal income tax purposes and we intend to treat the notes as such. For a summary of the material U.S. federal income tax consequences of owning variable rate notes, please see the description under the heading “United States Taxation — United States Holders — Original Issue Discount — Variable Rate Notes” in the accompanying prospectus supplement. This conclusion is based on our judgment that (i) the initial rate of 8.5% is a reasonable approximation of the amount of interest that would have been payable on the notes had the rate for the initial period been determined using the interest rate formula in effect for the interest accrual period starting from and including December 31, 2008 (such approximation, a “Reasonable Approximation”), and (ii) there is no significant “front-loading” or “back-loading” of interest, as discussed below.
Under the applicable U.S. Treasury Regulations governing original issue discount on debt instruments, a debt instrument is a “variable rate” note if it provides for interest at an “objective rate” (that is, a rate determined using a single interest rate formula based on objective financial or economic information, after taking into account the Reasonable Approximation), unless the notes are reasonably expected to provide for significant “front-loading” or “back-loading” of interest. We believe that, although the applicable U.S. Treasury Regulations are not entirely clear, the existence of our option to call the notes should be taken into account in determining whether the notes are reasonably expected to provide for significant “front-loading” or “back-loading” of interest. Taking into account that option, we do not expect there to be significant “front-loading” or “back-loading” of interest payments on the notes, and the notes would qualify as “variable rate notes.”

You should be aware that our expectations regarding “front-loading” and “back-loading” of interest are only applicable for purposes of determining the tax treatment of your notes. We are not making any representation or prediction regarding the actual amount of interest that may be payable on your note, and we are under no obligation to call, and we are not making any promise or representation that we will call, the notes prior to their final maturity date.
Alternatively, if the initial fixed interest rate of 8.50% is not a Reasonable Approximation or if the notes were found to have significant front-loading or back-loading of interest, it is possible that your notes could be characterized as contingent payment obligations subject to rules described under the heading “United States Taxation — United States Holders — Original Issue Discount — Notes Subject to the Contingent Payment Obligation Rules” in the accompanying prospectus supplement. In that case, among other differences, as more completely described in the prospectus supplement, United States Holders of the notes that otherwise use the cash receipts and disbursements method of accounting would be required to use an accrual method of accounting in determining their income from ownership of the notes, and gain from a sale, redemption or exchange of the notes would be treated as ordinary income rather than capital gain.
GENERAL INFORMATION
The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information under “Examples of Calculation of Interest Rate”, “Certain U.S. Federal Income Tax Consequences”, “ERISA Considerations” and “Risk Factors” above, and the following two paragraphs, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, ANZ Securities, Inc., Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., CIBC World Markets. Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Key Banc Capital Markets Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Mizuho International plc, Mizuho Securities USA Inc., Morgan Stanley & Co. Incorporated, National Australia Capital Markets, LLC, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Plan of Distribution” in the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.